ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 1, 2006

06019116

SUPPL

RECEIVED
2006 DEC 12 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 December 2006 (ASX – Announcement & Media Release - Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 December 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Gas shows test not commercial – well P&A

Electric logs and formation tests have been run to evaluate shows in the primary Camerina objective in the Lucy B. Thomas et al #1 well.

The upper sand between 13,372 and 13,396 feet measured gas and water while the lower sand between 13,492 and 13,555 feet recorded low permeability. Preliminary observations suggest the fault trap seen on seismic and intersected by the well on prognosis did not seal. The well will be plugged and abandoned.

Lake Long Project, Lafourche Parish, South Louisiana
First farmout well, the SL328 #1 cased for production
Second farmout well, the SL 328 #2 logs 12 feet of net pay - drilling ahead at 10,830 feet toward next objective

The SL 328 #1 has been logged and cased for future production from 25 feet of net pay in the Q Sand at 12,300 feet.

The second well, the SL 328 #2, is drilling ahead at 10,830 feet after logs confirmed 12 feet of net pay in the H Sand (10,520 feet). The next objective is the J Sand. Both wells are being drilled by Todco Rig 17.

FAR's ultimate interest in each well will depend on the formation of a production unit. Both wells will be completed for production using a smaller completion rig.

Both wells are being drilled pursuant to a farm out agreement reported in June 2006 with Mustang Energy (Operator) covering the south east corner of State Lease 328 on which FAR holds a small working interest (FAR 1.375% WI pre-farm out).

FAR farmed out on a 1/3 back in after payout basis. In the event that 50% of State Lease 328 is included in the proposed unit FAR's working interest would be 0.226875% APO and include a royalty (ORRI) of 0.04125%

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include the Operator, and Kriti Exploration Inc based in North America.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Trio Parker #1 well, Hardeman County, Texas (FAR 16.77% pre farmout)
Well spuds – drilling ahead at 375 feet

Paterson Rig 31 commenced drilling the Parker Replacement Well No. 1 well on 28 November 2006 and is presently at a depth of 375 feet.

The well is testing the Mississippian Chapel formation to a depth of 8,500 feet between the Parker#1 and #2A wells targeting attic oil (estimated at 100,000 barrels gross). If successful such a well would pay out in less than 12 months at production rates of 75 barrels of oil per day.

Under the terms of a farmout FAR will be free carried in the drilling and completion of the well. FAR's working interest will reduce from 16.77% to 4.19% until payout (defined as 22,000 barrels) and thereafter increase to 7.34%.

ONSHORE CANADA

Kakwa Project (FAR 15%)
Charlie Lake interval frac in progress.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

A "high strength" sand with oil fracture stimulation has been conducted over the Charlie Lake interval from 3,104 to 3,131 metres following which the well commenced unloading gas and load fluid. Current procedure is running in the hole with 2 7/8 inch production string.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,131 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

For information on FAR's drilling activities visit our website at www.far.com.au